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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

             Information Statement pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934

                              (Amendment No. -- ) (1)

                             PARTY CITY CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   0007021451
                                 (CUSIP Number)

--------



1        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


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CUSIP NUMBER: 0007021451                                       PAGE 2 OF 6 PAGES



         1) Name of Reporting Persons and S.S. or I.R.S. Identification Nos. of Above Persons:

                           Name:        Perry W. Kaplan
                           S.S. No.:    ###-##-####

         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (A)         [ ]

                  (B)         [ ]

         3)       SEC Use Only

         4)       Citizenship or Place of Organization: United States citizen.

         Number of         (5)   Sole Voting Power:           945,233 shares
         Shares Bene-
         ficially          (6)   Shared Voting Power:         0
         Owned by
         Each              (7)   Sole Dispositive Power:      945,233 shares
         Reporting
         Person With       (8)   Shared Dispositive Power:    0


         9)       Aggregate Amount Beneficially Owned by      945,233 shares
                  Each Reporting Person:

         10)      Check box if the Aggregate Amount in Row
                  (9) Excludes Certain Shares
                 (See Instructions)                           [ ]

         11)      Percent of Class Represented by Amount in
                  Row (9):                                    13.58 %

         12)      Type of Reporting Person (See
                  Instructions):                              IN








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ITEM 1.

(a)      Name of Issuer:

         This Statement of Beneficial Ownership on Schedule 13G (the "Original Statement") relates to the ownership of Common Stock, $.01 par value per share (the "Common Stock") of Party City Corporation, a Delaware corporation (the "Company").

(b)      Address of Issuer's Principal Executive Offices:

         The Company's principal executive offices are located at 400 Commons Way, Rockaway, New Jersey 07866. Its telephone number is (201) 983-0888.

ITEM 2.

(a)      Name of Person Filing:

         This Statement is filed by Perry W. Kaplan.

(b)      Principal Business Address:

         Mr. Kaplan's residence address is 9 Sweetwood Drive, Randolph, New Jersey 07869.

(c)      Citizenship:

         Mr. Kaplan is a citizen of the United States.

(d)      Title of Class of Securities:

         Common Stock, $.01 par value per share.

(e)      CUSIP Number:

         0007021451

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)      [ ]      Broker or Dealer registered under Section 15 of the Act,

(b)      [ ]      Bank as defined in Section 3(a)(6) of the Act,



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(c)    [ ]        Insurance Company as defined in Section 3(a)(19) of the
                  Act,

(d)    [ ]        Investment Company registered under Section 8 of the
                  Investment Company Act,

(e)    [ ]        Investment Adviser registered under Section 203 of the
                  Investment Advisers Act of 1940,

(f)    [ ]        Employee Benefit Plan, Pension Fund which is subject to
                  the provisions of the Employee Retirement Income Security Act of l974 or Endowment Fund; See 13d-1(b)(l)(ii)(F),

(g)    [ ]        Parent Holding Company, in accordance with Rule
                  13d-l(b)(ii)(G) (Note: See Item 7),

(h)    [ ]        Group, in accordance with Rule 13d-1(b)(l)(ii)(H).

ITEM  4.          OWNERSHIP.

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares for which there is a right to acquire.

 (a)      Amount Beneficially Owned:                           945,233 shares

 (b)      Percent of Class:                                    13.58 %

 (c)      Number of shares as to which such person has:

           (i)      sole power to vote or direct the vote      945,233 shares

           (ii)     shared power to vote or to direct
                    the vote                                   -0-

           (iii)    sole power to dispose or to direct the
                    disposition of                             945,233

           (iv)     shared power to dispose or to direct the
                    disposition of                             -0-

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Not Applicable



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ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         If a parent holding company has filed this Schedule, pursuant to Rule 13d-l(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

         Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         If a group has filed this Schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

         Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         Not Applicable



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ITEM 10.          CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Date):           January 27, 1997

(Signature):      /s/ Perry W. Kaplan
                  ------------------------
(Name/Title):     Perry W. Kaplan/Director



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